Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges
(in thousands)

	For the year ended December 31,
	2008	2007		2006		2005		2004
Net Income / (Loss)	$(141,560)	$98,917		$99,418		$65,593		$37,047
Less:
Extraordinary Gain	—	—		—		1,426		1,195
Discontinued Operations (net of tax)	87	31		10,080		(584)		—

Income Before Discontinued Operations	(141,687)	98,886		89,338		64,751		35,852

Less:
Minority Interest	—	—		—		19		—
Equity in Net Income (Loss) of Partnerships	(3,890)	(581)		1,026		1,092		1,538

Subtotal	(3,890)	(581)		1,026		1,111		1,538
Add:
Interest Expense	8,657	11,372		11,393		9,435		5,223
Interest Component of Leases (1)	1,221	1,193		1,163		1,342		880

Fixed Charges	9,878	12,565		12,556		10,777		6,103
Income Tax (Benefit)	(29,263)	18,680		18,176		2,973		(1,995)

Subtotal	(19,385)	$31,245		$30,732		$13,750		$4,108

Earnings for Computations	$(157,142)	$130,712		$119,044		$77,390		$38,422

Ratio of Earnings to Fixed Charges (2)	(3)	10.4	x	9.5	x	7.2	x	6.3	x

(1)	We estimate that one-third of operating lease expenses are related to interest.

(2)	The Company recognizes accruals for interest and penalties related to uncertain income tax positions as income tax expense.

(3)	Earnings for the year ended December 31, 2008 were insufficient to cover fixed charges by $167.0 million.